Filed by Social Capital Hedosophia Holdings Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Opendoor

Commission File No. 001-39253

Disclaimer 2 Confidentiality and Disclosures This presentation has been prepared for use by Social Capital Hedosophia Holdings Corp . II (“Social Capital”) and Opendoor Labs Inc . (“Opendoor”) in connection with their proposed business combination . This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Social Capital and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Social Capital and Opendoor . Neither Social Capital nor Opendoor makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation . This presentation is not intended to be all - inclusive or to contain all the information that a person may desire in considering an investment in Social Capital and is not intended to form the basis of any investment decision in Social Capital . You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis of an investment in Social Capital and the transactions contemplated in this presentation . This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” within the meaning of the federal securities laws . Forward - looking statements include, but are not limited to, statements regarding Social Capital’s or Opendoor’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Social Capital’s registration statement on Form S - 1 , the proxy statement/prospectus on Form S - 4 relating to the business combination (as amended, the “Registration Statement”), filed by Social Capital with the Securities and Exchange Commission (the “SEC”) on October 5 , 2020 (Registration No . 333 - 249302 ) and other documents filed by Social Capital from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and Social Capital and Opendoor assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither Social Capital nor Opendoor gives any assurance that either Social Capital or Opendoor will achieve its expectations . Use of Projections The financial projections, estimates and targets in this presentation are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Social Capital’s and Opendoor’s control . While all financial projections, estimates and targets are necessarily speculative, Social Capital and Opendoor believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation . The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets . The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Social Capital and Opendoor, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events . Use of Data The data contained herein is derived from various internal and external sources . No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein . Any data on past performance or modeling contained herein is not an indication as to future performance . Social Capital and Opendoor assume no obligation to update the information in this presentation . Further, these financials were prepared by the Company in accordance with private Company AICPA standards . The Company is currently in the process of uplifting its financials to comply with public company and SEC requirements . Use of Non - GAAP Financial Metrics This presentation includes certain non - GAAP financial measures (including on a forward - looking basis) such as Adjusted Gross Profit, Contribution Profit, Adjusted EBITDA and Adjusted Net Income . Opendoor defines Adjusted Gross Margin as GAAP Gross Profit less Net Impairment, Contribution Profit defined as GAAP Gross Profit less selling and holding costs associated with the sale of a home, Adjusted EBITDA defined as net income (loss), adjusted for interest expense, interest income, income taxes, depreciation and amortization and Adjusted Net Income defined as GAAP Net Income less Stock Based Compensation, Warrant Expense, Net Impairment, Intangible Amortization Expense, Restructuring costs and Other . These non - GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP . Reconciliations of non - GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation . Opendoor believes that these non - GAAP measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about Opendoor . Opendoor’s management uses forward looking non - GAAP measures to evaluate Opendoor’s projected financial and operating performance . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents . For example other companies may calculate non - GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Opendoor’s non - GAAP measures may not be directly comparable to similarly titled measures of other companies . Participants in Solicitation Social Capital and Opendoor and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Social Capital’s shareholders in connection with the proposed business combination . Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Social Capital’s directors and officers in Social Capital’s filings with the Securities and Exchange Commission (the “SEC”), including the Registration Statement . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Social Capital’s shareholders in connection with the proposed business combination is set forth in the Registration Statement . Investors and security holders of Social Capital and Opendoor are urged to read the Registration Statement and other relevant document filed with the SEC carefully and in their entirety because they contain important information about the proposed business combination . Investors and security holders are able to obtain free copies of the Registration Statement and other documents containing important information about Social Capital and Opendoor through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by Social Capital can be obtained free of charge by directing a written request to Social Capital Hedosophia Holdings Corp . II, 317 University Ave, Suite 200 , Palo Alto, California 94301 .

3 Agenda Business overview Eric Wu, Co - Founder and CEO Product overview Tom Willerer, Chief Product Officer Pricing and technology platform Ian Wong, Co - Founder and Chief Technology Officer Operations and fulfillment Megan Meyer Toolson, Head of Operations Growth Eric Wu, Co - Founder and CEO Financial overview Carrie Wheeler, Chief Financial Officer Q&A

“Incredible upgrade opportunity” My journey started at 2004 Mitchell Street

Seasoned, deep and experienced team

						
Eric Wu	**Andrew Low Ah Kee**	**Megan Meyer Toolson**	**Daniel Morillo**	**Carrie Wheeler**	**Tom Willerer**	**Ian Wong**
Co-Founder, CEO	President	Head of Operations	Chief Investment Officer	Chief Financial Officer	Chief Product Officer	Co-Founder, CTO
Head of Product, Trulia	*COO, GoDaddy*	*Ops, Bain Capital*	*Managing Director, Citadel*	*Partner, TPG*	*VP Product, Netflix*	*Head of Data Science, Square*

Product	Engineering	Design & Marketing	Operations	Finance
Brian Tolkin Head of Seller Product *Product, Uber*	**Mark Kinsella** Head of Engineering *Director, Lyft*	**Paul Smith** Head of Design *Director, Uber*	**Nadia Aziz** Head of Mortgages *VP, Capital One*	**Rajiv Krishnarao** Head of Finance *Director, Uber*
David Sinsky Head of New Products *Product, FourSquare*	**Nelson Ray, PhD** Head of DS Research *Data Scientist, Google*	**Reema Batta** Head of Marketing *Marketing, Expedia*	**Brad Bonney** Market Operations *Director T&S, Airbnb*	**Dod Fraser** Head of Capital Markets/Risk *Principal, TPG*
Judd Schoenholtz Head of Buyer Product *CEO, OpenListings*	**Mike Chen** Head of Pricing Engineering *Sr Engineer, Twitter*	**Annie Tang** Design Manager *Design, Google*	**Merav Bloch** Head of Operational Excellence *Director, Square*	**Christy Schwartz** Corporate Controller *Controller, Yodlee*

5

Buy, sell & move 6 at the tap of a button Unlock homeownership for millions of Americans

7 We are the market innovator and leader 2017 2019 Revenue ($B) $0.7 $1.8 $4.7 Key metrics Note: 2017 2019 Homes sold 3,127 7,470 18,799 21 $10B 80K Markets Homes sold Homeowners served Markets, homeowners served and homes sold metrics since Company inception; homeowners served defined as number of home transa cti ons EH1

4% 50+ annual transactions 66% 0 - 15 annual transactions 31% 15 - 50 annual transactions Real estate Used autos Food $1.0T/yr $841B/yr 68% of Americans are homeowners 5 million homes sold annually Fragmented incumbents $1.6T/yr 8 Massive market Data sourced from public company filings, U.S. Bureau of Labor Statistics, U.S. Census Bureau and National Association of Rea lto rs The largest, undisrupted market in the U.S. 2 million real estate agents 28% of realtors have another occupation Note:

Foundation of software and data science Pricing Real - time models to predict the value of a home Operations Inspections, repairs, renovations, and maintenance of homes Product Simple, certain and fast experience for customers Customer Experience Centralized sales and support teams to manage the transaction end - to - end 9 We’ve rebuilt the entire real estate service stack

Product 10 Tom Willerer Chief Product Officer

Today, 89% of buyers and sellers use an agent, and this is their experience Agent use, 89%, per National Association of Realtors report List days, home visits and fall - through metrics based on analysis of Multiple Listing Service (MLS) and Company data Per transaction $ values indicative based on $250K home value Note: Costing as much as 12%+ of the transaction Item Cost Broker commission $13,750 Seller concessions $3,750 Closing costs $3,750 Home renovation/repairs $2,500 Double mortgage $2,500 Moving costs $1,259 Staging $1,185 Home warranty $936 Total $29,630 Process is complex, uncertain, time - consuming and offline 11 Finally move Decide to move Find an agent Interview and find a listing agent Repair and prep Repair, renovate and prep home List for sale for $250,000 List on the market for months Host several open houses 12 showings Receive an offer for $240,000 Receive an offer, negotiate, and accept Negotiate repairs Seller has to negotiate the price or fix the issues Search for new home Visit 12 occupied homes Buyer inspection An inspector finds issues with the homes Wait for close 20% of deals fall through Miss out on dream home Make an offer with multiple contingencies Settle for available home Make offer with no contingencies

Offering greater simplicity, certainty, speed and safety

Traditional sale

Complex

Average of **6 counter parties** to manage

Uncertain

~20% of transactions fall through
Inflexible timelines to closing

Slow

Average of **87 days to close** on the market

Human intensive

Averaging **12 visitors per listing** with **months of open houses**

9:41 AM Wed Aug 24 100%

123 Main St, Phoenix, AZ — Opendoor — EH

YOUR OFFER

	Traditional Sale	Opendoor
Price	$303,000-$342,000	$317,300
Fees	5.5%	7.0%
Est. Closing costs	1%	1%
Unforeseen costs	Up to 4%	0%
Net proceeds	$271,185-$306,090	$291,916
Days on market	✕ 62 days	✓ 0
Closing date	✕ Depends on Buyer	✓ Up to you
Certainty	✕ Financing contingencies ✕ Appraisal contingencies	✓ All-cash offer

Opendoor

Simple

Integrated digital experience

Certain

Guaranteed close on *your* timeline
No unforeseen costs

Fast

Flexible closing in as fast as 3 days

Safe

Completely contactless sale

Note: Fall-through, days-on-market and visitors / listing based on analysis of MLS and Company data
Offer comparison reflects a comparison of Company's listing and sell direct products (figures based on illustrative home). Unforeseen costs assume 1% staging costs, 2% seller concessions and 1% overlap costs (moving, double mortgage)

12

13 Online cash offer Flexible close date Digital closing Receive an offer and sell on your timeline

New experience to search, visit and buy thousands of homes 14 Self - tour homes Financing in - app Digital offer process

20% Real sellers High intent customers 80% Browsing for a quote 15 34% 2019 real seller conversion High conversion 25% 23% 24% 26% 30% 31% 35% 38% 40% 46% 44% >10% 9.5% 8.5% 7.5% 6.5% <6.0% Even at 10% fees conversion is 23% And at 6% fees conversion is 44%+ Real seller conversion vs. fees Based on Company data for 2019. Real seller defined as unique lead who either accepts Opendoor offer or lists home on MLS wit hin 60 days of receiving an offer Home sellers are choosing Opendoor 90% Sell direct to us without agents Note:

Our customers want convenience and certainty



Convenience sellers

Customers focused on simplicity, certainty and speed

62%
of sellers cite convenience and certainty as primary reasons to sell to Opendoor

49%
of Opendoor sellers have kids (higher than national average)



Contingent buyers

Customers who need to unlock equity in current home in order to close on their next one

63%
of Opendoor sellers also looking to buy another home

50%
of Opendoor customers are selling their first home

Note: Sellers looking to buy another home from September 2018 Opendoor closed seller survey; all other metrics from October 2020 Opendoor closed seller survey

16

Rental   Car Traditional… Category Leaders 17 Traditional… Mortgage Title Opendoor 70 Net Promoter Score NPS metrics based on Company data from last twelve months, public filings and 3rd - party research Note: And are delighted by our experience

Pricing and Technology Platforms 18 Ian Wong Co - Founder, CTO

19 Deliver competitive and accurate home valuations to sellers Set fees that anticipate dynamic market conditions Pricing & data science objectives

Accuracy through proprietary, structured, hyper-local data

Third party + in-house / offline data

Market data
MLS transaction
MLS prices
3rd party HPA

Proprietary data assets
Seller input flow
Home assessment detail
Visitor traffic
Time spent in home
Historical underwriting

Feature level home data

145
Unique features per inspection

175K
On-site inspections

25M
Home level data inputs

1B
Home level adjustments



Bedrooms
+$15.0K from 2 to 3
Roofing
+$9.0K if < 5 yrs
Countertops
+$5.1K for granite
HVAC system
+$8.5K if < 3 yrs
Garage
+$4.5K / space
Appliances
+$3.9K for stainless steel
Hardwood floors
+$1.5 / sq ft

Note: On-site inspections and home-level adjustment metrics reflect to-date company data as of August 2020; feature price adjustments are indicative

20

21 1Q16 1Q18 1Q20 41% 63% With step - function increases in automation Meaningful improvements in accuracy 2Q18 acquisition cohort 2Q19 acquisition cohort Predicted vs. actual resale price (absolute delta in %) Least mature More mature Most mature With leading edge pricing models and tooling Accuracy data based on expected resale price at time of underwriting vs. realized sale price. Automation rate based on percen tag e of offers sent without human intervention Resale price prediction performance Offer automation rate Note: Acquisition Resale Tooling Models and tooling at each step from acquisition to resale Market maturity EH3

22 Highly scalable, predictive & accurate pricing engine Superior inventory health and risk profile Underwriting enhancements as cities mature City Contribution Margin over time (cumulative) % Listings > 150 days on market % Acquisition cohort sold 100% City maturation New market at launch New market at 1 year post - launch Note: Typical MLS range Dec 18 Dec 19 Days on market calculated as of month - end; MLS range based on Company estimates for current operating markets City contribution based on quarterly acquisition contract cohorts for a new market launched in 2018 EH4

23 Operations and Fulfillment Megan Meyer Toolson Head of Operations

Low cost, repeatable and scalable transaction platform 24 Centralization across the home journey Consolidate tasks online and leverage scale economies Software - enabled, streamlined processes Utilize software to enable accuracy, automation and remote workflows Scale economies to drive down costs Leverage scale to drive material and labor discounts Data - science driven decision making Collect proprietary structured data at every step to feed pricing engine, drive decision making and support automation

25 The journey of a home from offer to resale Consumer facing Internal Resale contract Home resold Home listed Home acquired First offer sent Sales + support Assessment Flexible close Reno / Repair Potential buyer self - tours Offer negotiation Buyer inspection Buyer mortgage Flexible close Self - service listing technology Semi - automated maintenance dispatch Home condition data collection Personalized customer support and transaction management Repair and renovation

Cost improvements in home repairs due to superior operational processes and software

Eliminating repair overruns



82%
decrease
2018
1Q20

Reducing pre-list days



50%
decrease
2018
1Q20

Opendoor Scout

App to manage all home ops workflows



Day One Walk
Notes

Note: Performance data on repair overruns and pre-list days based on Opendoor acquisition cohorts

26

Centralization & automation driving ongoing cost reductions

Centralization & automation



Transactions / person
Traditional agent
Opendoor

We are **12x more efficient** than a traditional agent

Continued reduction in net cost structure (first 6 markets)



~150bps improvement
1Q18
1Q19
1Q20

~$3,500/home eliminated from system

Note: Opendoor productivity based on 2019 total closes and average operator headcount; traditional agent based on National Association of Realtors report
Net cost structure based on transaction costs, holding costs, buyer broker commissions and interest expense, net of services contribution

27

Growth 28 Eric Wu Co - founder, CEO

Phoenix Dallas - Fort Worth Las Vegas Atlanta Raleigh - Durham Orlando $1.0B run - rate revenue 4.2% market share $206M run - rate revenue 1.9% market share $329M run - rate revenue 1.7% market share $664M run - rate revenue 4.6% market share $388M run - rate revenue 5.5% market share $166M run - rate revenue 1.5% market share 29 Market share based on Company resales and MLS transaction data for respective markets as of 1Q20. 1Q20 run rates do not refle ct the full impact of COVID - 19; see Summary Financials for full - year 2020 projections Our first 6 markets reached $2.7B run - rate revenue in 1Q20 $2.7B 1Q20 Run - rate revenue 3.2% Market share 6 Markets Note:

Charlotte San Antonio Sacramento Houston Tampa Portland Denver Nashville Jacksonville Austin Minneapolis - St.Paul Riverside Tucson Los Angeles Salt Lake City 30 $5.0B 1Q20 Run - rate revenue 2.0% Market share 21 Markets Today, we are in 21 markets and just scratching the surface Market share based on Company resales and MLS transaction data for respective markets as of 1Q20. 1Q20 run rates do not refle ct the full impact of COVID - 19; see Summary Financials for full - year 2020 projections Note: Phoenix Dallas - Fort Worth Las Vegas Atlanta Raleigh - Durham Orlando

Our current playbook takes us to $50B in revenue

4%
Market share

100
Markets

$50B
Run-rate revenue


Seattle
Tacoma
Spokane
Kennewick
Portland
Salem
Boise
Redding
Reno
Sacramento
Oakland
Stockton
Modesto
Hanford
Visalia
Bakersfield
Ventura
Los Angeles
Orange County
Riverside
San Diego
El Centro
Las Vegas
Yuma
Phoenix
Tucson
Ogden
Salt Lake City
Provo-Orem
Ft Collins
Greeley
Boulder
Denver
Colorado Springs
Santa Fe
Albuquerque
Minneapolis-St.Paul
Omaha
Kansas City
Tulsa
Oklahoma City
Dallas-Fort Worth
Killeen
Austin
San Antonio
Houston
Baton Rouge
New Orleans
Memphis
St. Louis
Milwaukee
Chicago
Grand Rapids
Detroit
Indianapolis
Louisville
Lexington
Cincinnati
Columbus
Cleveland
Canton
Pittsburgh
Nashville
Knoxville
Birmingham
Atlanta
Buffalo
Hudson Valley
Boston
Providence
Long Island
Newark
Trenton
Philadelphia
Baltimore
Dover
Washington, DC
Charlottesville
Richmond
Hampton Roads
Raleigh-Durham
Charlotte
Wilmington
Charleston
Savannah
Jacksonville
Ocala
Orlando
Tampa
Vero Beach
Ft. Myers
Ft. Lauderdale
Miami

31

With a U.S. market potential of $1.3T

5M

Annual homes sold

87%

Homes in buy box of $100K to $750K

$1.3T

Total annual GMV



Seattle
Tacoma
Spokane
Kennewick
Portland
Salem
Boise
Redding
Reno
Sacramento
Oakland
Stockton
Modesto
Hanford
Visalia
Bakersfield
Las Vegas
Ventura
Los Angeles
Riverside
Orange County
San Diego
El Centro
Yuma
Phoenix
Tucson
Ogden
Salt Lake City
Provo-Orem
Ft Collins
Greeley
Boulder
Denver
Colorado Springs
Santa Fe
Albuquerque
Minneapolis-St.Paul
Omaha
Kansas City
Tulsa
Oklahoma City
Dallas-Fort Worth
Killeen
Austin
San Antonio
Houston
Milwaukee
Grand Rapids
Chicago
Detroit
Indianapolis
St. Louis
Memphis
Baton Rouge
New Orleans
Cleveland
Canton
Columbus
Cincinnati
Louisville
Lexington
Nashville
Knoxville
Birmingham
Atlanta
Buffalo
Pittsburgh
Hudson Valley
Boston
Providence
Long Island
Newark
Trenton
Philadelphia
Baltimore
Dover
Washington, DC
Charlottesville
Richmond
Hampton Roads
Raleigh-Durham
Charlotte
Wilmington
Charleston
Savannah
Jacksonville
Ocala
Orlando
Tampa
Vero Beach
Ft. Myers
Ft. Lauderdale
Miami

Note: Annual homes sold and sales distribution per National Association of Realtors (NAR)
Gross Merchandise Value = annual homes sold x $310k average sales price x 87%. Individual metrics per NAR

32

33 Track record of new market launches Market share Market share by market maturity Month of operation 0.0% 0.3% 0.5% 0.8% 1.0% 1.3% 1.5% 1 2 3 4 5 6 7 8 9 10 11 12 Phoenix Next 5 Next 15 Infrastructure in place to launch efficiently Centralized customer operations Centralized teams to service sellers and buyers end - to - end Scalable pricing systems Mature market data improves pricing in new markets Small, efficient in - market launch teams 3 in - market teammates to launch a new market Market share based on Company resale closes and MLS transaction data Note:

The Future 34 Eric Wu Co - founder, CEO

Early stages of the digital transformation in real estate

Category	Retail	Transportation	Used auto sales	Real estate
% Online	14%	4%	1%	<1%
Market leader	amazon	Uber	CARVANA	Opendoor
Market capitalization	~$1.5T	~$80B	~$35B	



Note: Online penetration metrics are based on public filings and third party research; online penetration for real estate based on available iBuyer information
Market capitalization values are approximated as of November 11, 2020

35

36 Customers are prioritizing safety Opendoor provides a digital, contact - less way to buy and sell a home Customers are demanding digital first experiences De - urbanization is occurring as buyers avoid dense areas Demand for housing in our markets is strengthening COVID - 19 has accelerated shifts in consumer behavior

Home maintenance Title and Escrow Financing Upgrades Warranty Insurance Moving services 37 Consumers demand digital experiences for the services that revolve around the home

38 We’ve transformed how people sell a home Today Sold in a few taps The picture can't be displayed. As the market leader, we are just getting started Tomorrow We will transform how people move Digital one - stop shop to move

Financial Overview 39 Carrie Wheeler CFO

40 Financial overview Unit economics Historical performance 2020 and 2021 review Projections Balance sheet review O1

41 We have proven, positive unit economics   Contribution   Margin 3.1% 1Q20 Margin Performance Phoenix Total Company All metrics presented are non - GAAP, see reconciliation in Appendix for total company. Phoenix market metrics use same methodolog y as total company equivalents $8K/home   Contribution Margin   After Interest $5K/home Note:   Adjusted   Gross Margin   Selling Costs   Holding Costs   Contribution   Margin   Contribution Margin   After Interest 7.3% (2.6%) (0.7%) 4.0% $11K/home $8K/home 3.0% 1.9%

Phoenix Contribution Margin per home by market (1Q20) 42 $8K / home TotalCo Contribution Margin $11K / home 4.0% All metrics presented are non - GAAP, see reconciliation in Appendix. Based on 1Q20 performance for 19 markets. Excludes ramping m arkets with fewer than 50 resale closes in 1Q20 The vast majority of our markets are CM positive 90% of markets are CM positive Note:

43 Adjacent services roadmap First proof point with title & escrow Quarter since launch 7,031 103 510 1,134 2,381 3,951 4,720 5,934 20% 40% 60% 80% 8,157 82.9% 75.9% 78.4% 75.8% 74.5% 57.8% 36.1% 21.6% 5.7% Title & escrow transactions (#) Attach rate (%) Attach rate based on total acquisition and resale closes in markets where Company title product is active, beginning 3Q17 Active adjacent services Contribution Margin / home based on Company forecasts assuming $250K home. To be launched category r efl ects Company estimates Established Target CM / home Title & Escrow $1,750 Recently launched Home Loans $5,000 Buy with Opendoor $5,000 List with Opendoor $3,750 To be launched Home warranty, upgrade & remodel, home insurance,   moving services $7,500 Demonstrated success in adding high margin services Note:

Significant margin upside from additional services and cost optimization



3.1%
1.5%
2.4%
7.0%
$8K/home
1Q20 Contribution Margin
$3.8K/home
Cost optimization
$6.1K/home
Additional services
$18K/home
Long-term target Contribution Margin

Total Company



Ancillary Gross Margin
Vehicle Gross Margin
Ancillary Gross Margin
Vehicle Gross Margin

CARVANA

AutoNation

Expect ~50 / 50 long-term unit margin composition, similar to other "trade-in" business models

Note: Contribution Margin presented is non-GAAP, see reconciliation in Appendix
$ amounts based on 1Q20 Revenue per home
Cost optimization includes selling cost and holding cost improvements
Carvana and AutoNation business mix based on public filings; AutoNation mix excludes parts and warranty services

44

45 Adjusted EBITDA Margin (8.0%) (7.1%) (4.6%) Homes sold 2017 2018 2019 3,127 7,470 18,799 2017 2018 2019 Revenue ($B) $0.7 $1.8 $4.7 Rapid growth at scale and improving profitability Note: Adjusted EBITDA Margin is a non - GAAP metric, see reconciliation in Appendix 1Q20 run rates do not reflect the full impact of COVID - 19; see Summary Financials for full - year 2020 projections

46 Updated expectations for 2020 $ in millions YTD   Sep - 19 YTD   Sep - 20 3Q19 3Q20 Homes Sold 13,768 9,064 4,783 1,232 Total Revenue $3,485 $2,334 $1,211 $339 Adjusted Gross Profit % Margin $226 6.5% $173 7.4% $80 6.6% $33 9.8% Total Contribution Profit % Margin $74 2.1% $79 3.4% $29 2.4% $20 5.8% Adjusted EBITDA % Margin ($159) (4.6%) ($71) (3.0%) ($53) (4.4%) ($21) (6.2%) Prior   2020E Updated   2020E 9,673 9,750 $2,455 $2,500 $172 7.0% $190 7.6% $72 3.0% $90 3.6% ($141) (5.7%) ($120) (4.8%) Recent financial results Updated 2020 outlook Note: Adjusted Gross Profit and Adjusted EBITDA are non - GAAP metrics, see reconciliation in Appendix for historical numbers

2021 Inventory and Revenue trajectory

Inventory + Revenue performance indexed to 2019



140%
100%
0%
4Q19
3Q20
4Q20P
4Q21P
Inventory
Revenue

Revenue performance highly correlated with prior period-end inventory levels

Expect strong sequential revenue growth throughout 2021 as we rebuild inventory

1H / 2H Revenue cadence



H1
H2
48%
52%
~80%
~20%
~35%
~65%
Typical H1 range
2019
2020E
2021E

Inventory dynamics in 2020 and 2021 will drive revenue cadence for next year

Note: All ensuing inventory and Revenue data points indexed to 4Q19 Inventory

47

Well capitalized with scalable, efficient financing in place

Committed, non-recourse asset-backed facilities of $3.4B[1]

Lender recovery based on collateral

Diversified and high quality lender base with staggered maturities

Proven ability to scale capacity and reduce costs

- Increased advance rate from ~80% to ~100%
- Decreased interest spread from ~650 to ~250

Attractive debt financing



~80%
~90%
~100%
L + ~650
L + ~350
L + ~250
2016
2018
2020
Advance rate(2)
Senior debt cost(3)

Pro forma equity capital

($M)



$679
$551
Cash(5)
$972
$1,651
$1,523
Cash
Opendoor Adjusted Equity(4)
Expected net transaction proceeds
Pro Forma Adjusted Equity(6)

Note:
(1) As of September 30, 2020, $3.4bn in total borrowing capacity with $2.0bn in committed capacity. Debt facilities are restricted use for the purchase of homes
(2) Advance rate and senior debt cost are representative. Advance rate represents the combined senior and mezzanine advance on the purchase price of homes at time of acquisition
(3) Interest rates presented are an approximate average, weighted by senior bank committed capacity
(4) Adjusted Equity is a non-GAAP metric. As of September 30 2020, Adjusted Equity was equal to $673M in GAAP equity plus $6M in Warrant Liabilities
(5) Cash includes Unrestricted Cash and Marketable Securities as of September 30, 2020
(6) Assumes no redemptions

48

2017 2018 2019 2020P 2021P 2022P 2023P Homes Sold 3,127 7,470 18,799 9,750 13,458 24,030 37,689 % YoY Growth 113% 139% 152% (48%) 38% 79% 57% Total Revenue ($B) $0.7 $1.8 $4.7 $2.5 $3.5 $6.2 $9.8 % YoY Growth 109% 159% 158% (47%) 38% 79% 58% Adjusted Gross Profit ($M) $66 $146 $297 $190 $269 $521 $892 % Margin 9.3% 7.9% 6.3% 7.6% 7.8% 8.4% 9.1% Contribution Profit ($M) $31 $65 $92 $90 $142 $290 $539 % Margin 4.4% 3.5% 1.9% 3.6% 4.1% 4.7% 5.5% % YoY Growth - 107% 42% (2%) 58% 104% 86% Contribution Margin After Interest ($M) $24 $43 $27 $60 $116 $239 $458 % Margin 3.4% 2.4% 0.6% 2.4% 3.3% 3.9% 4.7% % YoY Growth - 82% (36)% 118% 93% 106% 92% Adjusted EBITDA ($M) ($57) ($131) ($218) ($120) ($185) ($123) $9 % Margin (8.0%) (7.1%) (4.6%) (4.8%) (5.4%) (2.0%) 0.1% Adjusted Gross Profit, Contribution Margin, Contribution Margin After Interest and Adjusted EBITDA are non - GAAP metrics, see rec onciliation in Appendix for historical numbers 49 Summary financials Note:

50 Breakdown of expected growth drivers Revenue Contribution Profit 2021 Revenue Existing markets New markets 2023 Revenue $3.5B $9.8B 2021 Contribution Profit 2023 Contribution Profit All metrics presented are non - GAAP, see reconciliation in Appendix Note: $142M $539M Existing markets New markets Services 4.1% Margin 5.5% Margin Services

All metrics presented are non - GAAP, see reconciliation in Appendix (1) Assumes home sale price of $250K 51 Metric 2018 2019 YTD 2020 Long - term target Key drivers Total Contribution Margin 3.5% 1.9% 3.4% 7 - 9% ($20K/home) • Maturation of existing, launched markets • Continuing optimization of cost structure • Penetration of high margin services Contribution Margin After Interest 2.4% 0.6% 2.2% 6 - 8% ($17.5K/home) • Assumes 100bps of steady - state interest expense Adjusted EBITDA Margin (7.1%) (4.6%) (3.0%) 4 - 6% • Flow - through from improving contribution • Leverage on operations, marketing and fixed operating costs Long - term margin targets (1) (1) Note:

Significant upside ahead Revenue growth and margin improvement expected via market penetration and adjacent services Investment highlights 52 Massive, fragmented market U.S. real estate industry is ripe for disruption Superior consumer experience Digital experience transforming a highly inefficient process Strong unit economics Proven, replicable margins across multiple markets Rapid growth and scale Demonstrated ability to grow rapidly and efficiently Market innovator and leader with low cost transaction platform Highly efficient platform to buy and sell real estate

Q&A 53 Carrie Wheeler CFO Eric Wu Co - founder, CEO Rajiv Krishnarao Head of Finance Dod Fraser Head of Capital Markets

54 Appendices Additional financial information Inventory profile and management 1. 2. EH8

55 Non - GAAP Reference Key Metric Key Component GAAP P&L Reference Description Total Revenue Transaction Revenue (Net Resale Price x Homes Sold) + Ancillary Product Revenue Less: Net Purchase Price Cost of Revenue Headline Purchase Price net of Service Charge Less: Net Repairs Cost of Revenue Reno / repair spend net of any repair charges to seller Less: Ancillary Product COGS Cost of Revenue COGS related to ancillary products such as Title & Escrow Adjusted Gross Profit Gross Profit related to homes sold in a specific period Less: Holding Costs Sales, marketing, and operations Property taxes, utilities, insurance, cleaning, and HOA dues Less: Selling Costs Sales, marketing, and operations Buyer broker commission, other transaction costs Total Contribution Contribution Margin related to homes sold in a specific period Less: Marketing Spend Sales, marketing, and operations Online, offline, and PR spend Less: Operations Spend Sales, marketing, and operations Primarily related to customer sales, support, and home operations Less: Fixed Opex General and administrative   Technology and development G&A, R&D, and other overhead costs Less: Timing adjustments / other Sales, marketing, and operations Primarily related to costs for homes in inventory vs. resale cohort Adjusted EBITDA Adjusted EBITDA excludes non - cash / non - recurring costs

Non-GAAP reconciliations

	Annual			9 Months Ended		Quarterly		
	2017	2018	2019	9/30/2019	9/30/2020	1Q20	2Q20	3Q20
GAAP Gross Profit ($M)	**$66**	**$133**	**$301**	**$227**	**$181**	**$91**	**$55**	**$36**
Adjustments:								
Net Impairment	$0	$13	($5)	($1)	($10)	($2)	($5)	($3)
Restructuring in Cost of Revenue	$0	$0	$0	$0	$2	$0	$2	$0
Adjusted Gross Profit	**$66**	**$146**	**$297**	**$226**	**$173**	**$89**	**$51**	**$33**
Adjusted Gross Margin	9.3%	7.9%	6.3%	6.5%	7.4%	7.1%	6.9%	9.8%
Direct Selling Costs	($26)	($62)	($149)	($111)	($68)	($37)	($22)	($9)
Holding Costs on Sales - Current Period	($7)	($16)	($43)	($29)	($15)	($5)	($7)	($4)
Holding Costs on Sales - Prior Period	($2)	($3)	($13)	($13)	($11)	($9)	($2)	$0
Contribution Profit	**$31**	**$65**	**$92**	**$74**	**$79**	**$39**	**$20**	**$20**
Contribution Margin	*4.4%*	*3.5%*	*1.9%*	*2.1%*	*3.4%*	*3.1%*	*2.8%*	*5.8%*
Interest on Homes Sold - Current Period	($6)	($18)	($51)	($35)	($17)	($7)	($7)	($3)
Interest on Homes Sold - Prior Periods	($2)	($3)	($13)	($13)	($10)	($9)	($2)	$0
Contribution Profit After Interest	**$24**	**$43**	**$27**	**$25**	**$51**	**$23**	**$12**	**$16**
Contribution Margin After Interest	*3.3%*	*2.4%*	*0.6%*	*0.7%*	*2.2%*	*1.9%*	*1.6%*	*4.8%*

Note: Financials may not sum due to rounding
Net Impairment reflects inventory valuation adjustments recorded during the period on homes remaining in inventory at period end net of inventory valuation adjustments recorded in prior periods related to homes sold in the period presented
YTD refers to year to date ending in September

56

57 2017 2018 2019 9/30/2019 9/30/2020 1Q20 2Q20 3Q20 GAAP Net Income ($M) ($85) ($240) ($339) ($247) ($199) ($62) ($56) ($81) Adjustments: Stock Based Compensation $4 $15 $13 $10 $9 $3 $4 $3 Derivative and Warrant FV Adjustment $0 $18 ($6) ($7) $25 $1 $0 $24 Intangibles Amort. Expense $0 $1 $3 $2 $3 $1 $1 $1 Net Impairment $0 $13 ($5) ($1) ($10) ($2) ($5) ($3) Restructuring $0 $0 $3 $2 $31 $1 $12 $17 Convertible Note PIK Interest, Amort. and Derivative FV Adjustment $0 $0 $4 $2 $8 $3 $3 $2 Other $0 $1 $0 ($1) $0 $0 $0 $0 Adjusted Net Income ($81) ($192) ($327) ($240) ($134) ($56) ($42) ($36) Adjustments: Depreciation & Amortization $1 $5 $15 $10 $17 $5 $6 $6 Property Financing $16 $48 $84 $64 $32 $18 $9 $5 Other Interest Expense $7 $12 $21 $16 $18 $7 $6 $5 Interest Income ($1) ($4) ($12) ($9) ($4) ($3) ($1) ($1) Taxes $0 $0 $0 $0 $0 $0 $0 $0 Adjusted EBITDA ($57) ($131) ($218) ($159) ($71) ($28) ($22) ($21) Adjusted EBITDA Margin (8.0%) (7.1%) (4.6%) (4.6%) (3.0%) (2.3%) (2.9%) (6.2%) Non - GAAP reconciliations Financials may not sum due to rounding Other reflects Other Income, Other Expense, and Gain/(Loss) on Mortgage Rate Lock Commitment Note: Annual 9 Months Ended Quarterly

58 Appendices Additional financial information Inventory profile and management 1. 2. EH9

Inventory profile and management Shorter duration real estate assets Residential real estate markets move slowly Pricing systems built to react quickly to changing market conditions EH10

Shorter duration real estate assets 9 mo 12 mo 24 mo 60 mo 84 mo 3.00 Opendoor "Fix & Flip" Single family… Non - performing   loans Homebuilder Performing… 3 - 4 mo of inventory under contract to be resold at any given time, reducing risk profile Average hold time for selected residential real estate assets ~35% Note: Holding period duration representative of credit investor asset exposure Inventory under resale contract reflects 2019 average

61 COVID - 19: Systems built to react quickly to changing market conditions 15,192 First offers sent (#) 7,362 Paused offers   Feb - 20   Jul - 20 $1,019 $172 Inventory ($M) De - risked balance sheet Adjusted Gross Margin (%) 7.1% 6.9% 5.6% Adjusted Gross Margin is a non - GAAP metric, see reconciliation in Appendix Maintained margins Note:

62 Residential real estate prices move gradually Peak - to - trough, home prices took 5+ years to decline Annualized transaction volumes remained above 3.7M (1) Average QoQ price change - 3% +3% 1Q75 2Q20 Only one quarter where prices dropped more than 3% since 1975 0% Home price movements from Federal Housing Finance Agency (FHFA) All - Transactions Home Price Index (Not Seasonally Adjusted) (1) Seasonally adjusted annualized rate from National Association of Realtors data Even in the 2008 subprime housing crisis: Note: EH11